(An Exploration-Stage Company)

Condensed Interim Consolidated Financial Statements
As of March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011
(in Canadian dollars)
(Unaudited)

Alderon Iron Ore Corp.
Condensed Interim Consolidated Statements of Financial Position (Unaudited)

(in Canadian dollars)

	As of March 31,	As of December 31,
	2012	2011
	$	$
ASSETS
Current assets
Cash and cash equivalents	29,639,009	7,759,933
Receivables (note 3)	3,863,300	2,776,834
Prepaid expenses and other current assets (note 4)	3,211,144	2,050,481
	36,713,453	12,587,248
Mineral properties	88,668,710	88,668,710
Property, plant and equipment	518,795	373,409
Other non-current asset	100,000	-
	126,000,958	101,629,367
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 5)	6,400,556	7,376,731
Due to related parties (note 6)	506,943	156,863
Flow-through share premium obligation	-	216,460
	6,907,499	7,750,054

SHAREHOLDERS’ EQUITY
Share capital and warrants (notes 7 and 8)	187,925,377	149,573,447
Other capital	15,678,166	13,096,693
Deficit	(84,510,084)	(68,790,827)
	119,093,459	93,879,313
	126,000,958	101,629,367

Basis of preparation (note 1) Commitments (note 14) Subsequent event (note 15)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors

“Bruce Humphrey”	“John Vettese”
Bruce Humphrey Director	John Vettese Director

Alderon Iron Ore Corp.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)
For the three-month periods ended March 31, 2012 and 2011

(in Canadian dollars, except share data)

	Common shares	Share capital and warrants	Other capital	Deficit	Total
	(number)	$	$	$	$

Balance – December 31, 2010	81,589,189	142,973,784	2,867,971	(32,347,749)	113,494,006
Issuances pursuant to the exercise of warrants	403,500	403,500	-	-	403,500
Issuances pursuant to the exercise of stock options	235,000	672,754	(335,785)	-	336,969
Share-based compensation costs	-	-	2,054,705	-	2,054,705
Net loss	-	-	-	(5,652,671)	(5,652,671)
Balance – March 31, 2011	82,227,689	144,050,038	4,586,891	(38,000,420)	110,636,509

	Common shares	Share capital and warrants	Other capital	Deficit	Total
	(number)	$	$	$	$

Balance – December 31, 2011	84,717,514	149,573,447	13,096,693	(68,790,827)	93,879,313
Issuances pursuant to private placement, net of transaction costs (note 7)	14,981,273	37,337,471	-	-	37,337,471
Issuances pursuant to the exercise of warrants (note 8)	281,510	783,683	-	-	783,683
Issuances pursuant to the exercise of stock options (note 9)	86,300	230,776	(106,697)	-	124,079
Share-based compensation costs	-	-	2,688,170	-	2,688,170
Net loss	-	-	-	(15,719,257)	(15,719,257)
Balance – March 31, 2012	100,066,597	187,925,377	15,678,166	(84,510,084)	119,093,459

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Alderon Iron Ore Corp.
Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)
For the three-month periods ended March 31, 2012 and 2011

(in Canadian dollars)

	Three months ended March 31,
	2012	2011
	$	$

Operating expenses
Exploration and evaluation expenses	10,328,922	2,328,635
General and administrative expenses	4,392,832	3,181,182
Environmental, aboriginal, government and community expenses	1,372,172	165,511
	16,093,926	5,675,328

Loss from operations	(16,093,926)	(5,675,328)

Finance income	158,209	22,657

Loss before income taxes	(15,935,717)	(5,652,671)
Income tax recovery	216,460	-

Comprehensive loss	(15,719,257)	(5,652,671)

Net loss per share (note 10)
Basic and diluted	(0.16)	(0.07)
Weighted average number of shares outstanding (note 10)
Basic and diluted	97,685,848	82,009,815

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Alderon Iron Ore Corp.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the three-month periods ended March 31, 2012 and 2011

(in Canadian dollars)

	Three months ended March 31,
	2012	2011
	$	$
Cash flows from operating activities
Net loss	(15,719,257)	(5,652,671)
Adjustments for:
Share-based compensation costs	2,688,170	2,054,705
Depreciation	23,609	9,844
Finance income	(158,209)	(22,657)
Amortization of prepaid expenses and other non-cash items	195,567	193,875
Income tax recovery	(216,460)	-
Changes in operating assets and liabilities (note 11)	(3,075,538)	924,146
Interest income received	64,956	22,657
Net cash used in operating activities	(16,197,162)	(2,470,101)

Cash flows from investing activities
Purchases of property, plant and equipment, net of disposals	(168,995)	-
Net cash used in investing activities	(168,995)	-

Cash flows from financing activities
Proceeds from private placement issuance of common shares, net of cash transaction costs of $2,662,528 (note 7)	37,337,471	-
Proceeds from the exercise of warrants (note 8)	783,683	403,500
Proceeds from the exercise of stock options (note 9)	124,079	336,969
Net cash provided by financing activities	38,245,233	740,469

Net change in cash and cash equivalents	21,879,076	(1,729,632)

Cash and cash equivalents at the beginning of the period	7,759,933	24,376,060

Cash and cash equivalents at the end of the period	29,639,009	22,646,428

Cash and cash equivalents components:
Cash	2,339,009	881,895
Cash equivalents	27,300,000	21,764,533
	29,639,009	22,646,428

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Alderon Iron Ore Corp. Inc.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

1	Summary of business, reporting entity and basis of preparation

Summary of business

Alderon Iron Ore Corp. (“Alderon” or the “Company”) is an exploration-stage company engaged in the exploration and evaluation of mineral resource properties.   Currently, the Company is conducting iron ore exploration and evaluation activities related entirely to its properties located in Western Labrador.  Those properties are collectively referred to as the Kamistiatusset, or “Kami”, Property. All exploration, evaluation and other activities associated with the Kami Property are referred to as the Kami Project.

Reporting entity

The accompanying consolidated financial statements include the accounts of Alderon Iron Ore Corp., an entity incorporated under the laws of British Columbia, and its wholly-owned subsidiary, 0860132 BC Ltd.

The Company’s common shares are listed on the Toronto Stock Exchange, under the symbol “ADV” and on the NYSE Amex, under the symbol “AXX”.

Basis of preparation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”), Interim Financial Reporting (“IAS 34”). The accounting policies adopted in these interim financial statements are consistent with the accounting policies adopted in the Company’s consolidated financial statements as of and for the years ended December 31, 2011 and 2010, and as such, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as of and for the years ended December 31, 2011 and 2010.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and the exercise of management’s judgment in applying the Company’s accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company’s consolidated financial statements are discussed in note 2.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as of May 9, 2012, which is the date at which these condensed interim consolidated financial statements were approved by the Company's Board of Directors.

The accompanying condensed interim consolidated financial statements were prepared under the historical cost convention on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due (see also note 13).

Certain comparative figures have been reclassified to conform to the current period's presentation.

Alderon Iron Ore Corp. Inc.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

2              Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, expenses and related disclosures.  Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change.  As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

Carrying value and recoverability of mineral properties

The carrying amount of Company’s mineral properties does not necessarily represent present or future values, and the Company’s mineral properties have been accounted for under the assumption that the carrying amount will be recoverable. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the mineral properties themselves.  Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of the Kami Project or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s mineral properties.

To the extent that any of management’s assumptions change, there could be a significant impact on the Company’s future financial position, operating results and cash flows.

Fair value of stock options and warrants

Determining the fair value of warrants (see note 8) and stock options (see note 9) requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

Income taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected.

Alderon Iron Ore Corp. Inc.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

3              Receivables

	As of March 31, 2012	As of December 31, 2011
	$	$

Sales tax credits	3,465,153	2,477,485
Deposits receivable	265,093	240,367
Interest receivable	133,054	39,801
Other	-	19,181
	3,863,300	2,776,834

4             Prepaid expenses and other current assets
	As of March 31, 2012	As of December 31, 2011
	$	$

Deposits	2,010,433	1,982,433
Deferred charge	1,120,000	-
Other	80,711	68,048
	3,211,144	2,050,481

During the three-month period ended March 31, 2012, the Company incurred legal fees of $1,120,000 that are directly related to a probable future equity transaction (see also note 15). These costs will be transferred to share capital upon completion of the equity transaction.

5             Payables and accrued liabilities
	As of March 31, 2012	As of December 31, 2011
	$	$
Trade accounts payable	3,687,813	5,356,802
Accrued salaries and benefits	297,591	852,500
Accrued drilling expenses	-	565,431
Other accrued evaluation and exploration costs	853,500	477,055
Accrued audit fees	85,000	65,000
Accrued legal fees	1,167,000	-
Other accrued liabilities	309,652	59,943
	6,400,556	7,376,731

Alderon Iron Ore Corp. Inc.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

6             Related party disclosures

Related parties and related party transactions impacting the accompanying consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel includes those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer, as well as any Vice Presidents reporting directly to a Corporate Executive Board member or officer, acting in that capacity.

Remuneration attributed to key management personnel can be summarized as follows:

	Three months ended
	March 31, 2012	March 31, 2011
	$	$
Share-based compensation	1,315,936	1,375,866
Short-term benefits*	442,829	116,668
Incentive compensation other than share-based compensation	190,938	-
	1,949,703	1,492,534

*	include base salaries, pursuant to contractual employment or consultancy arrangements, Directors’ fees, applicable payroll taxes and other non-post-retirement benefits.

Other related parties

Forbes West Management Corp. (“Forbes West”):  Forbes West is an entity that is owned by the Executive Chairman of the Company’s Board of Directors.  Forbes West provides certain administrative, management, geological, regulatory, tax, corporate development and investor relations services to the Company.

Forbes & Manhattan, Inc. (“F&M”): F&M is an entity that is wholly owned by the spouse of the Vice Chairman of the Company’s Board of Directors. The Vice Chairman is the Executive Chairman of F&M, which in turn provides certain financial management and business consulting services to the Company.

2227929 Ontario Inc. (“Ontario”):  Ontario is an entity that shares office premises with F&M, which in turn acts from time to time as an agent for Ontario for various activities and services. Transactions, or portions thereof, that are effected for the benefit of the Company are charged by Ontario to the Company on a periodic basis.

Image Air Charter Ltd. (“Image Air”): On March 1, 2012, the Company entered into a two-year aircraft charter agreement (the “Agreement”) with Image Air for a plane that Image Air leases from a limited partnership. The Vice Chairman of the Company’s Board of Directors is the sole limited partner of this limited partnership. In the Agreement, the minimum cost to the Company will be $44,400 per month, with additional charges to be incurred for each hour that the aircraft is flown.

Alderon Iron Ore Corp. Inc.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

Transactions entered into with related parties other than key management personnel include the following:

	Three months ended
	March 31, 2012	March 31, 2011
	$	$
Forbes West	671,504	426,294
F&M	120,000	30,000
Ontario	-	46,411
Image Air	44,400	-
	835,904	502,705

Amounts owed to related parties other than management personnel are summarized below.

	As of March 31, 2012	As of December 31, 2011
	$	$
Forbes West	462,543	156,863
Image Air	44,400	-
	506,943	156,863

7              Share capital

On January 13, 2012, the Company completed a private placement with Liberty Metals & Mining Holdings, LLC (“Liberty”), a subsidiary of Liberty Mutual Group, pursuant to a subscription agreement that resulted in the issuance of 14,981,273 of the Company’s common shares in exchange for aggregate gross proceeds of $39,999,999, less cash transaction costs of $2,662,528, which in turn were comprised primarily of the placement agent’s cash placement fee equal to 6% of the gross proceeds. Pursuant to the terms of the related subscription agreement, Liberty has nominated one of its representatives to be appointed to Alderon’s Board of Directors.  Liberty also has a pre-emptive right to participate in any future equity financings of Alderon (see also note 15), and in the event that Liberty desires to sell any of the aforementioned purchased shares, Alderon will hold the right to identify a purchaser or purchasers to whom those shares shall be sold.

Alderon Iron Ore Corp. Inc.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

8              Warrants

A summary of the activity related to the Company’s warrants is provided below.

	Three months ended March 31, 2012		Year ended December 31, 2011
	Number	Weighted average exercise price $	Number	Weighted average exercise price $

Balance, beginning of period	4,877,897	2.76	5,604,410	2.61
Granted	-	-	128,112	2.80
Exercised	(281,510)	2.78	(854,625)	1.77

Balance, end of period	4,596,387	2.76	4,877,897	2.76

9              Stock options

The following table summarizes the activity under the Company’s stock option plan.

	Three months ended March 31, 2012		Year ended December 31, 2011
	Number	Weighted average exercise price $	Number	Weighted average exercise price $

Balance, beginning of period	11,636,300	2.57	5,085,000	1.88
Granted	1,100,000	3.10	6,825,000	3.04
Exercised	(86,300)	1.44	(273,700)	1.45

Balance, end of period	12,650,000	2.63	11,636,300	2.57

Alderon Iron Ore Corp. Inc.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

Fair value input assumptions

The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards for options granted during each of the periods presented.

	Three months ended March 31, 2012	Year ended December 31, 2011

Expected dividend yield	0.0%	0.0%
Estimated volatility	73.2%	94.3%
Weighted average risk-free annual interest rate	1.22%	1.64%
Weighted average expected life (years)	2.5	4.0
Estimated forfeiture rate	0.0%	5.42%
Grant date fair value	$1.38	$2.09

The Black-Scholes pricing model referred above uses “Level 2” inputs in calculating fair value, as defined by IFRS 7, Financial Instruments: Disclosures (“IFRS 7”), and as discussed in note 13.

10           Net loss per share

For the three-month periods ended March 31, 2012 and 2011, diluted net loss per share was calculated using the basic weighted average number of shares outstanding, since all outstanding warrants and stock options have been excluded from the calculation of diluted net loss per share because they were anti-dilutive. Accordingly, diluted net loss per share for each period was the same as the basic net loss per share.

The following table sets forth pertinent data relating to the calculation of the diluted weighted average number of shares outstanding, had the warrants and stock options not been anti-dilutive.

	Three months ended
	March 31, 2012	March 31, 2011
Basic weighted average number of shares outstanding	97,685,848	82,009,815
Potentially dilutive effect of stock options	1,744,685	1,621,943
Potentially dilutive effect of warrants	629,132	1,229,360
Potentially diluted weighted average number of shares outstanding	100,059,665	84,861,118

Alderon Iron Ore Corp. Inc.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

The weighted average number of shares has been influenced most notably by share issuances made in connection with financing activities, such as a private placement, which in turn resulted in the issuance of an aggregate of 14,981,273 common shares (see note 7) during the three-month period ended March 31, 2012. See also note 15.

11           Supplemental disclosure of cash flow information
	Three months ended
	March 31, 2012	March 31, 2011
	$	$
Changes in operating assets and liabilities
Receivables	(993,213)	126,192
Prepaid expenses and other current assets	(1,356,230)	(111,310)
Payables and accrued liabilities	(976,175)	840,629
Due to related parties	350,080	68,635
Other non-current assets	(100,000)	-
	(3,075,538)	924,146

12           Capital disclosures

The Company’s objective in managing capital, consisting of shareholders’ equity, with cash and cash equivalents being its primary component, is to ensure sufficient liquidity to fund: exploration and evaluation activities; general and administrative expenses; environmental, aboriginal, government and community expenses; working capital; and capital expenditures.

Management regularly monitors the Company’s capital structure and makes adjustments thereto based on funds available to the Company for the acquisition, exploration and development of mineral properties. The Board of Directors has not established quantitative return on capital criteria for capital management, but rather relies upon the expertise of the management team to sustain the future development of the business.

The properties in which the Company currently has an interest are in the exploration stage, and the Company does not generate any revenue. Accordingly, the Company is dependent upon sources of external financing to fund both its exploration programs and its other costs. While the Company endeavours to minimize dilution to its shareholders, management has in the past engaged in dilutive financial transactions, such as private placements, and may engage in dilutive arrangements in the future.

The Company’s policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s Kami Project. The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

Alderon Iron Ore Corp. Inc.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

13           Financial instruments, financial risk management and fair value

Financial assets (liabilities) as of March 31, 2012 and December 31, 2011 are presented below.

March 31, 2012	Loans and receivables	Other financial liabilities	Total
	$	$	$

Cash and cash equivalents	29,639,009	-	29,639,009
Receivables (note 3)	398,147	-	398,147
Payables and accrued liabilities (note 5)	-	(6,400,556)	(6,400,556)
Due to related parties (note 6)	-	(506,943)	(506,943)
	30,037,156	(6,907,499)	23,129,657

December 31, 2011	Loans and receivables	Other financial liabilities	Total
	$	$	$

Cash and cash equivalents	7,759,933	-	7,759,933
Receivables (note 3)	299,349	-	299,349
Payables and accrued liabilities (note 5)	-	(7,376,291)	(7,376,291)
Due to related parties (note 6)	-	(156,863)	(156,863)
	8,059,282	(7,533,154)	526,128

In the preceding tables, receivables exclude sales tax credits, and payables and accrued liabilities exclude taxes payable.

Financial risk management

The Company is exposed in varying degrees to certain risks arising from financial instruments, as discussed below.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

As discussed in note 12, the Company’s capital management objectives include working to ensure that the Company has sufficient liquidity to fund Company activities that are directly and indirectly related to the advancement of the Kami Project.

Alderon Iron Ore Corp. Inc.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

The Company endeavours to ensure that it will have sufficient liquidity in order to meet short- to medium-term business requirements and all financial obligations as those obligations become due. Historically, sufficient liquidity has been provided predominantly through external financing initiatives, including traditional and flow-through private placements to investors and institutions. The Company will continue to rely upon sources of external financing in future periods until such time as commercial production commences. Given the uncertainty as to the Company’s access to financing, and notwithstanding the Company’s successful or planned capital-raising activities both prior to March 31, 2012 (see note 7) and subsequent thereto (see note 15), there can be no assurance that the Company will continue to maintain a level of cash and cash equivalents such that available balances will be sufficient to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the date of any future consolidated statement of financial position.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s cash and cash equivalents are held in deposit at high-credit quality Canadian financial institutions.  As a result, management considers the risk of non-performance related to cash and cash equivalents to be minimal.

Fair value

The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in IFRS 7, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 7 are:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 –	Inputs for an asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the Company’s cash and cash equivalents, receivables, payables and accrued liabilities and amounts due to related parties approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

14           Commitments

In January 2012, the Company entered into a $600,000 letter of credit agreement in favour of a supplier with respect to the Company’s winter drilling program at the Kami Property. The amount of the letter of credit is payable to the supplier in the event that the Company fails to perform any of its obligations under the related contractual arrangement and will expire in May 2012.

On March 1, 2012, the Company entered into a two-year aircraft charter agreement (note 6). Management expects to utilize the aircraft primarily for travel between the Kami Property and the Company’s offices in Montreal and St. John’s. The total fixed portion of this commitment to be paid over the term of the underlying agreement is $1,065,600 ($444,000 in 2012, $532,800 in 2013 and $88,800 in 2014).

Alderon Iron Ore Corp. Inc.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

15           Subsequent event

On April 13, 2012, the Company signed a definitive subscription agreement with Hebei Iron & Steel Group Co., Ltd. (“Hebei”), pursuant to which Hebei will purchase 25,828,305 of the Company’s common shares by way of a private placement. Upon closing of the private placement, Hebei will have the right to appoint two directors to the Company’s Board of Directors. Liberty has indicated that it intends to exercise its pre-emptive right to maintain its relative proportionate interest in the Company following this private placement. Upon closing of the private placement, Hebei will acquire approximately 25,828,305 common shares for gross proceeds to the Company of $88,332,804, representing 19.9% of the issued and outstanding shares of Alderon, after giving effect to such issuance and the exercise by Liberty of its pre-emptive right, and Liberty will acquire approximately 3,805,576 common shares at the subscription price for additional gross proceeds to the Company of $13,015,070.

On closing of the aforementioned private placement, Hebei and Alderon also will enter into an arrangement pursuant to which Hebei will invest an additional $105,667,196 in exchange for a 25% interest in the Kami Project. Hebei agrees to use its best efforts to assist in obtaining project debt financing for the Kami Project from financial institutions.

Hebei also has agreed to purchase, upon the commencement of commercial production, 60% of the actual annual production from the Kami Project up to a maximum of 4.8 million tonnes of the first 8.0 million tonnes of iron ore concentrate produced annually at the Kami Project. The price paid by Hebei will be based on the Platts Iron Ore Index (“Platts Price”), less a discount equal to 5% of such quoted price. Hebei also will have the option to purchase additional tonnages at a price equal to the Platts Price, without any such discount.

These agreements are subject to approvals from the government of the People’s Republic of China.